Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectuses of JetBlue Airways Corporation for the registration of common stock, preferred stock, debt securities, depository shares, warrants, stock purchase contracts, stock purchase units, subscription rights, and pass through certificates and to the incorporation by reference therein of our reports dated February 22, 2022, with respect to the consolidated financial statements of JetBlue Airways Corporation, and the effectiveness of internal control over financial reporting of JetBlue Airways Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

February 28, 2022